

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2019

Virgilio Deloy Capobianco Gibbon
Chief Executive Officer
Afya Limited
Alameda Oscar Niemeyer, No 119, Sala 504
Vila da Serra, Nova Lima, Minas Gerais, Brazil

      Re: **Afya Limited**
                Amendment No. 1 to Form F-1
                Exhibit Nos. 10.2, 10.3, 10.4, and 10.5
                Filed July 9, 2019
                File No. 333-232309

Dear Mr. Gibbon:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                    Sincerely,

                                    Division of Corporation Finance